UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2007 (June 7, 2007)
Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1260 Corona Pointe Court, Corona, California	92879
(Address of principal executive offices)	(Zip Code)

(951) 271-4232
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On June 7, 2007, Vineyard National Bancorp ("the Company") released on its website an investor relations presentation which Norman Morales, President and Chief Executive Officer of the Company will present at the Oppenheimer Las Vegas Growth Bank Investor Field Trip on June 7, 2007. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a)   Not applicable
(b)   Not applicable.
(c)   Not applicable
(d)   The following exhibit is included with this Report:

Exhibit 99.1   Investor Relations Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: June 7, 2007

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer



Oppenheimer
Las Vegas Growth Bank Investor Field Trip
June 7, 2007

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Our Values

Creativity. Integrity. Flexibility.



The bottom line… It's all about People

Overview
At March 31, 2007

- Traded on the NASDAQ Global Market System under the symbol "VNBC"

- Market price – closed at $25.78[1]

- $2.4 billion in assets

- Shares outstanding – approximately 10.4 million

- Market Capitalization – approximately $270 million[1]

- Inside ownership most recent quarter end – approximately 15%

- Institutional ownership most recent quarter end – approximately 50%

(1) Based on closing stock price as of June 1, 2007

Overview
At March 31, 2007

Price Valuation Measures

- **12 month trailing price to earnings ("P/E") – 13.09[1]**

- **Forward P/E fiscal year end Dec. 31, 2008 – 10.2 (based on analysts' estimates) [1]**

- **Price/Book most recent quarter– 1.9[1]**
  - **Price/tangible book – 2.8[1]**

- **1Q'07/TTM Net Income - $5.5 / $21.1 million**

- **1Q'07/TTM Diluted EPS - $0.51 / $1.97**

- **Analyst coverage – three (3)**
  - **Oppenheimer**
  - **RBC Capital Markets**
  - **Sidoti & Company, LLC**

    - **Consensus 2007 - $2.18**
    - **Consensus 2008 - $2.52**

(1) Based on closing stock price as of June 1, 2007

Key Strategic Principles



Capital Management

Balance Sheet Effectiveness

Key Financial Principles

Consistent EPS Growth

Operational Efficiency

Strategic Performance

Capital Management



Target Comm.= 20%

Target Tang.= 25%

— Return on Avg. Common Equity
— Return on Avg. Tangible Equity

Balance Sheet Effectiveness



Bancorp Target = 1.50%

Bank Target = 1.25%

Return on Avg. Assets — Bancorp — Bank

Operational Efficiency



Bancorp Target = 50%

Bank Target = 45%

Efficiency Ratio — Bancorp — Bank

Consistent EPS Growth



Annual Growth Target = 15-20%

— Diluted EPS

Operating Strategies

Vineyard's unique strategic drivers…

- **Diverse asset base and organizational structure**

- **Strong operating efficiency**

- **Operates within 20 unique markets**

- **Development and enhancement of 10 specialty products**

- **Branding and marketing of the Vineyard franchise**
  - **In target geographic markets**
  - **In target product markets**

…deliver strong results

- **12 Inland Empire community banking centers**

- **4 community banking center presence in wealth communities**

- **5 corporate production centers throughout CA.**

- **State of the art cash management products**

- **Consistent, balanced growth since 2000**



(Earnings and EPS Annualized for '07)

Our Markets



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Vineyard Bank:
Serving the Largest and Fastest Growing Markets in the U.S.

	# of VNBC Branches	2006 pop. (MM)	% Pop. Growth 2000-2006	Proj. % Δ Pop. 2006-2011
Los Angeles	7	10.0	6.7%	4.6%
San Bernardino	5	2.0	17.3%	15.6%
Orange	1	3.0	8.4%	6.2%
Riverside	1	2.0	30.6%	25.9%
San Diego	1	3.0	9.0%	6.5%
Marin	1	0.2	1.2%	.77%
VNBC's Market Totals	16	20.5	9.9%	8.0%
US		303.5	7.87%	6.66%

The Marketplace
Well Established in…

○ **The Inland Empire:**

➤ Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States

➤ Major distribution hub for goods coming in through the Los Angeles Harbors

➤ Availability of "affordable" and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions

The Marketplace
Well Established in…

○ **Emerging presence in Southern California Coastal Communities:**

➢ Represents the confluence of entrepreneurs and the accumulation of wealth; providing significant new opportunities

➢ From San Diego through Orange County into the west side of Los Angeles coast and up into Ventura and Santa Barbara counties

➢ Significant opportunities for cash management services, construction lending and income property lending

The Marketplace
Well Established in…

○ **Expansion into Northern California:**

> ➤ **Represents similar characteristics to the southern California Coastal communities**

> ➤ **Marin County Banking Center – allows us to access the North Bay and Central Valley which also has similar characteristics to the Inland Empire**

> ➤ **Monterey and Santa Clara Loan Production Offices will support the further expansion into Northern California**

Strategic Design



14

Our Strategic Map



15

Strategic Target Mixes

	Actual % as of 2006	Projected % as of 2009	Targeted Ranges
Lending Mix			
Real Estate Construction & Land	49%	38%	20-50%
Commercial & Industrial	6%	13%	10-20%
Real Estate Mortgage	41%	45%	15-55%
Consumer & all other	4%	4%	<10%
Deposit Mix			
Demand & NOW	19%	24%	10-25%
Savings & Time	50%	42%	30-50%
MMDA	31%	34%	30-50%
Market Mix			
Inland Empire	65%	45%	30-50%
Southern Ca. Coast	30%	45%	30-50%
Northern Ca.	5%	10%	10-25%

Total Loans and Deposits



	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Mar. 31, 2007
■ Net Loans	$136	$250	$589	$1,015	$1,359	$1,882	$1,975
■ Total Deposits	$159	$287	$603	$965	$1,277	$1,806	$1,767

Dollars in millions

Loan Composition

Total loans - $2.0 billion



Legend:
- **Real estate construction & land**
- **Real estate mortgage**
- **Commercial and industrial**
- **Consumer & all other loans**

As of March 31, 2007

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Deposit Composition

Total Deposits - $1.8 billion



- 45%
- 16%
- 4%
- 35%

Legend:
- ■ Time deposits
- ■ Money market
- ■ Non-interest bearing
- ■ Savings and NOW

Banking Center Office Sizes



- 4
- 7
- 5

Legend:
- ■ >$100 million
- ■ $75 - $100 million
- ■ $30 - $75 million

As of March 31, 2007

Core Deposit Strategies
Banking Center Market Share

- **Organic deposit growth**
  - ➤ Community positioning and expansion within current markets
  - ➤ Acquisition of teams within new growth markets
  - ➤ Targeted deposit market share of 20%
    - 5 of 16 markets capture more than 20%
    - 5 of 16 markets capture 10% minimum target



March '07 % market share assumes no change in peer data from June '06

Vineyard National Bancorp Has...

A proven business model:

Well established in robust growth markets

Emerging presence in wealth and entrepreneur communities

Diverse revenue and distribution channels

Well established credit culture

Developing broad-based deposit base

A commitment to build shareholder value

Strong performance over time

**Employees, Customers, Investors....
"PEOPLE are our most valuable asset"**










Finance
Gordon Fong
Executive Vice President
Chief Financial Officer

Administration
Don Pelgrim
Executive Vice President
Chief Administrative Officer

Accounting

Corporate
Services

Norm Morales

Finance

Image & Brand

Financial
Analysis

**Lending
Production**
Michael Cain
Executive Vice President
Chief Lending Officer

**Lending
Credit**
Rick Hagan
Executive Vice President
Chief Credit Officer

Information
Technology

RE Construction Industries

Income Property

SBA Lending

SFR Luxury
Construction

Credit Administration

Credit Operations

Portfolio
Management

Underwriting

Strategic
Partners

Client

Internal
Communication

Audit

Employee
Recognition

Funding
Chris Walsh
Executive Vice President, Chief Banking Officer
Banking Centers
Cash Management
Community Banking Administration
Operation Services
Religious Financial Group

Compliance

Facilities

Human
Resources

Information
Security

Vintage
University

Chief Executive Officer

Culture
Tina Sandoval
Senior Vice President
Chief Culture Officer

Risk Management
Jacquie Calhoun
Executive Vice President
Chief Risk Officer

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Thank you

www.vnbcstock.com

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